UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bankrate, Inc.

(Name of issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

06647F102

(CUSIP number)

Mitch Truwit

c/o Apax Partners, L.P.

601 Lexington Avenue, New York, New York 10022

(212) 753-6300

COPY TO:

Joshua N. Korff, P.C.

Leo M. Greenberg, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue, New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 06647F102	Page 2 of 15

(1)	Names of reporting persons Ben Holding S.à r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 3 of 15

(1)	Names of reporting persons Apax Europe VII GP Co. Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 4 of 15

(1)	Names of reporting persons Apax Europe VII GP L.P. Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 5 of 15

(1)	Names of reporting persons Apax Europe VII-1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 6 of 15

(1)	Names of reporting persons Apax Europe VII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 7 of 15

(1)	Names of reporting persons Apax Europe VII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 8 of 15

(1)	Names of reporting persons Apax Guernsey (Holdco) PCC Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 9 of 15

(1)	Names of reporting persons Apax US VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 10 of 15

(1)	Names of reporting persons Apax US VII GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 11 of 15

(1)	Names of reporting persons Apax US VII GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06647F102	Page 12 of 15

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on July 12, 2017 (the “Original 13D” and, together with Amendment No. 1, the “Schedule 13D”) with respect to the Items and matters described below. The Schedule 13D is filed jointly on behalf of (i) Ben Holding S.à r.l. (“Investor”), (ii) Apax Europe VII GP Co. Ltd. (iii) Apax Europe VII GP L.P. Inc., (iv) Apax Europe VII-1, L.P., (v) Apax Europe VII-A, L.P., (vi) Apax Europe VII-B, L.P., (vii) Apax Guernsey (Holdco) PCC Limited, (viii) Apax US VII, L.P., (ix) Apax US VII GP, L.P., and (x) Apax US VII GP, Ltd. (collectively, the “Reporting Persons”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3.	Source and Amount of Funds

Item 3 of the Original 13D is amended by deleting “, including the 37,703,694 shares of Common Stock which Ben Holding S.à r.l. holds as of the date of this Schedule 13D.”

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

On November 8, 2017, Bankrate, Inc. (the “Company”) consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 2, 2017, among the Company, Red Ventures Holdco, LP, a North Carolina limited partnership (“Parent”), and Baton Merger Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”). Upon completion of the Merger, the Company became an indirect wholly owned subsidiary of Parent and each share of common stock, par value $0.01 per share, of the Company (“Common Stock”), outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Common Stock owned by the Company, Parent, Merger Sub or any wholly owned subsidiary of the Company and shares of Common Stock owned by stockholders of the Company who properly demanded and did not withdraw a demand for, or lose their right to, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware) was at the Effective Time automatically cancelled and converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”). As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Clauses (a), (b), (c) and (e) of Item 5 of the Schedule 13D are amended and restated as follows:

(a)	and (b)

As a result of the Merger, none of the Reporting Persons beneficially own any shares of Common Stock or have the power to vote or dispose of any shares of Common Stock.

(c)	See Item 4 above. On November 8, 2017, Investor received the Merger Consideration, for each share of Common Stock beneficially owned by Investor immediately prior to the Effective Time that was cancelled in accordance with the Merger Agreement.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 8, 2017.

SCHEDULE 13D

CUSIP No. 06647F102	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2017

BEN HOLDING S.À R.L.

By:	/s/ Geoffrey Limpach
Name:	Geoffrey Limpach
Title:	Class A Manager

By:	/s/ Gerard Maitrejean
Name:	Gerard Maitrejean
Title:	Class B Manager

APAX EUROPE VII GP CO. LTD

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII GP L.P. INC.

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII-1, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

SCHEDULE 13D

CUSIP No. 06647F102	Page 14 of 15

APAX EUROPE VII-A, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX EUROPE VII-B, L.P.

By:	Apax Europe VII GP L.P. Inc.,
Its general partner

By:	Apax Europe VII GP Co. Ltd,
Its general partner

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

SCHEDULE 13D

CUSIP No. 06647F102	Page 15 of 15

APAX US VII, L.P.

By:	Apax US VII GP, L.P.,
Its General Partner

By:	Apax US VII GP, Ltd.,
Its General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.,
Its General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President

APAX US VII GP, LTD.

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Vice President